Sime Darby Berhad

(Company No. 41759-M)
21ST FLOOR, WISMA SIME DARBY, JALAN RAJA LAUT, 50350 KUALA LUMPUR, MALAYSIA.
TEL: 603-26914122 FAX: 603-26987398

RECEIVED
2005 OCT 31 A 10:26
OFFICE OF INTERNATIONAL CORPORATE FINANCE

LETTER FOR MAINTENANCE OF EXEMPTION

10 October 2005

Securities and Exchan
Office of International
Division of Corporatior
450 Fifth Street, N. W
Washington, D.C. 2054
United States of America

05012134

Fax No. 001-202-772-9207/BY MAIL
No. of Pages : 22

PROCESSED
OCT 3 1 2005
THOMSON FINANCIAL

SUPPL

Dear Sirs

SIME DARBY BERHAD : FILE NO. 82-4968

Enclosed are copies of each of the following public announcements submitted to you in order to maintain our exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:-

No.	Subject	Date Released
1.	Acquisition of the entire issued and paid-up capital of PPT Investments Pty Limited	12.9.2005
2.	Changes in the interest of Employees Provident Fund Board, a substantial shareholder	16.9.2005
3.	Proposed Scheme of Arrangement to Privatise Tractors Malaysia Holdings Berhad	20.9.2005
4.	Disposal of Sime Darby Travel Sdn. Bhd. and Sime Holidays Sdn. Bhd.	20.9.2005
5.	Changes in the interest of Employees Provident Fund Board, a substantial shareholder	23.9.2005
6.	Change in the interest of Employees Provident Fund Board, a substantial shareholder	26.9.2005
7.	Change in the interest of Amanah Raya Nominees (Tempatan) Sdn. Bhd. - Skim Amanah Saham Bumiputera, a substantial shareholder	26.9.2005
8.	Notice of interest of Permodalan Nasional Berhad, a substantial shareholder	26.9.2005
9.	Notice of interest of Yayasan Pelaburan Bumiputra, a substantial shareholder	26.9.2005
10.	Article entitled "Sime Engineering up 75% in just three days"	26.9.2005
11.	Notice of Annual General Meeting	29.9.2005
12.	Disposal of Sime Darby Marketing Sdn. Bhd.	30.9.2005

We also confirm that the Schedule of Information included in our initial submission has not changed.

Yours faithfully
SIME DARBY BERHAD

NANCY YEOH POH YEW
Group Secretary

c.c. Ms. Anita Sung
The Bank of New York

Fax No. 1 (212) 571 3050/ 3051/ 3052

dw 10/31

LMP/rh/im/c:letter re EDMS

Incorporated in Malaysia

File No. 82-4968

RECEIVED

2005 OCT 31 A 10:26

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Form Version 2.0

General Announcement

Submitted by S DARBY on 12/09/2005 05:14:21 PM
Reference No SD-050908-48389

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	Sime Darby Berhad
* Stock name	:	SIME
* Stock code	:	4197
* Contact person	:	Nancy Yeoh Poh Yew
* Designation	:	Group Secretary

* Type : ● Announcement ○ Reply to query

* Subject :
Acquisition of the entire issued and paid-up share capital of PPT Investments Pty Limited

* Contents :-

1. **Introduction**

Sime Darby Berhad ("Sime Darby") wishes to announce that its wholly-owned subsidiary, Sime Singapore Limited, has on 9 September 2005, entered into a share sale agreement, with Peter Dunn, Peter Gary Robinson and Trevor George Reading, for the acquisition by Sime Singapore Limited or its nominee (being another wholly-owned subsidiary of Sime Darby), of the entire issued and paid-up share capital of PPT Investments Pty Limited ("PPT") through the purchase of the entire issued and paid-up share capital of the following companies ("the Acquisition"):

(i) Peter Dunn Investments Pty Limited
(ii) Trevor Reading Investments Pty Limited
(iii) Peter Robinson Investments Pty Limited

(collectively, "Sale Companies").

2. **Background of PPT**

PPT is an Australian car dealership group based in Newcastle serving the Hunter Valley region in New South Wales and trades under the name of the Kloster Group. The Kloster Group is the largest dealership in the Hunter Valley and represents multi brands, with Ford being the largest contributor. The other brands are Hyundai, BMW/ Mini, Honda, Nissan, Chrysler Jeep, Daihatsu and Suzuki. It also has an extensive Ford parts distribution arm covering New South Wales. For the year ended 31 December 2004, PPT achieved a turnover of A$256.4 million with profit before interest and tax amounting to A$5.2 million.

3. **Salient Terms of the Share Sale Agreement**

a. **Sale of Shares in the Sale Companies**

The shares in the Sale Companies will be acquired with good title, free of all charges, liens and encumbrances, and with the benefit of all rights attaching or accruing to those shares on or after the date of signing of the share sale agreement.

b. **Consideration**

The consideration for the Acquisition is approximately A$37 million and was arrived at on a commercial arms' length basis. The consideration will be satisfied wholly in cash using internally generated funds.

c. **Approvals required**

The Acquisition is conditional upon, amongst others, the approval of the Australian Foreign Investments Review Board and relevant vehicle manufacturers relating to the vehicle dealerships operated by the Kloster Group.

d. **Completion**

Completion of the Acquisition is scheduled to take place within 5 business days following the fulfillment (or waiver, as the case may be) of the final condition precedent of the share sale agreement.

4. **Rationale of the Acquisition**

Sime Darby has been actively seeking to expand its portfolio of motor dealerships in the region. The Acquisition offers the Sime Darby Group the opportunity to add to its existing motor business in Australia and establish itself as a principal player in the Australian motor market.

5. **Effects of the Acquisition**

The Acquisition is not expected to have any material effect on the earnings and net tangible assets of the Sime Darby Group for the financial year ending 30 June 2006. The Acquisition will not have any effect on the issued and paid-up share capital, and shareholding structure of Sime Darby.

6. **Directors' and Substantial Shareholders' interest**

None of the Directors or substantial shareholders of Sime Darby or persons connected to them has any interest, direct or indirect, in the Acquisition.

7. **Statement by Directors**

The Board of Directors, having considered all aspects of the Acquisition, is of the opinion that

the Acquisition is in the best interests of Sime Darby and its shareholders.

This announcement is dated 12 September 2005.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by S DARBY on 16/09/2005 05:31:06 PM
Reference No SD-050907-73B04

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	Sime Darby Berhad
* Stock name	:	SIME
* Stock code	:	4197
* Contact person	:	Nancy Yeoh Poh Yew
* Designation	:	Group Secretary

Particulars of substantial Securities Holder

* Name	:	Employees Provident Fund Board
* Address	:	Tingkat 23, Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
* NRIC/passport no/company no.	:	EPF ACT 1991
* Nationality/country of incorporation	:	Malaysia
* Descriptions(class & nominal value)	:	Ordinary shares of RM0.50 each
* Name & address of registered holder	:	

Employees Provident Fund Board
Tingkat 23, Bangunan KWSP
Jalan Raja Laut
50350 Kuala Lumpur
(Acquisition of 1,814,200 shares)

RHB Asset Management Sdn. Bhd.
(Acquisition of 100,000 shares)

Amanah SSCM Asset Management Bhd.
(Disposal of 188,800 shares)

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Acquired	* 26/08/2005	* 339,600	
Acquired	26/08/2005	100,000	
Acquired	29/08/2005	254,000	
Acquired	30/08/2005	420,600	
Disposed	30/08/2005	188,800	
Acquired	01/09/2005	800,000	

* Circumstances by reason of which change has occurred	:	Purchase and sale of shares by the EPF Board
* Nature of interest	:	Direct
Direct (units)	:	351,307,705
Direct (%)	:	14.66
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
* Total no of securities after change	:	351,307,705
* Date of notice	:	02/09/2005

Remarks :
The notices of change in substantial shareholding were received from the Employees Provident Fund Board on 5th, 6th and 8th of September 2005.

Rec'd 3/10/05

File No. 82-4968

Form Version 2.0

General Announcement

Reference No MM-050920-62056

Submitting Merchant Bank (if applicable)	:	**AmMerchant Bank Berhad**
Submitting Secretarial Firm Name (if applicable)	:	**Not applicable**
* Company name	:	**Sime Darby Berhad**
* Stock name	:	**SIME**
* Stock code	:	**4197**
* Contact person	:	**Goh Lee Sean / Ow Tat Soon**
* Designation	:	**Associate Director / Assistant Manager**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

SIME DARBY BERHAD ("SIME DARBY" OR "COMPANY")

~ PROPOSED SCHEME OF ARRANGEMENT BETWEEN SIME DARBY, TRACTORS MALAYSIA HOLDINGS BERHAD ("TRACTORS") AND THE STOCKHOLDERS OF TRACTORS OTHER THAN SIME DARBY UNDER SECTION 176 OF THE COMPANIES ACT, 1965 TO PRIVATISE TRACTORS ("PROPOSED SOA")

* **Contents :-**

This announcement is dated 20 September 2005.

On behalf of the Board of Directors of Sime Darby, AmMerchant Bank Berhad (a member of the AmInvestment Group) is pleased to announce that Sime Darby has been informed by Tractors of the results of the Court Convened Meeting and the Extraordinary General Meeting (**"EGM"**) of Tractors held on 20 September 2005 as follows:-

(a) The Proposed SOA has been duly approved by the minority stockholders of Tractors at the Court Convened Meeting in accordance with the requirements of Section 176(1) of the Companies Act, 1965; and

(b) The special resolution for the Proposed SOA tabled at the EGM of Tractors was also duly passed.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

AmInvestment Group Berhad
(Company No. 657000-X)
Corporate Finance Dept.
21st Floor, Bangunan AmBank Group
55, Jalan Raja Chulan,
50200 Kuala Lumpur.

Form Version 2.0
General Announcement
Submitted by S DARBY on 20/09/2005 06:03:10 PM
Reference No SD-050704-B3FC2

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	Sime Darby Berhad
* Stock name	:	SIME
* Stock code	:	4197
* Contact person	:	Nancy Yeoh Poh Yew
* Designation	:	Group Secretary

* Type : ● Announcement ◌ Reply to query

* Subject :
Related Party Transaction
Disposal of Sime Darby Travel Sdn Bhd and Sime Holidays Sdn Bhd

* Contents :-

1. Introduction

Sime Darby Berhad ("Sime Darby") wishes to announce that its wholly-owned subsidiary, SimeWest Holdings Sdn Bhd ("SWH"), had on 20th September 2005 entered into a Sale and Purchase Agreement ("SPA") with Apex Portfolio Sdn Bhd ("APSB") for the disposal by SWH of the following shares to APSB, for a total cash consideration of HK$12.5 million ("the Disposal"):-

i. 1,000,000 ordinary shares of RM1.00 each in Sime Darby Travel Sdn Bhd ("SDT"), representing the entire share capital of SDT; and
ii. 200,000 ordinary shares of RM1.00 each in Sime Holidays Sdn Bhd ("SHSB"), representing the entire share capital of SHSB.

2. Information on SDT and SHSB

SDT and SHSB are principally engaged in the business of travel and tour agencies.

SDT and SHSB had net tangible assets of RM3.92 million and RM0.58 million respectively as at 30th June 2005 and recorded a net profit and a net loss of RM1.34 million and RM0.07 million respectively for the financial year ended 30th June 2005.

Upon completion of the Disposal, SDT and SHSB will cease to be subsidiaries of Sime Darby.

3. Rationale of the Disposal

The Disposal is in line with the Sime Darby Group's strategy to divest non-core businesses of the Group.

4. Approvals Required

The completion of the SPA is conditional upon, amongst others, the approvals of the Commissioner of Tourism Malaysia, the Foreign Investment Committee and other relevant regulatory authorities, if required, or waiver thereof.

5. Liabilities and encumbrances

SDT and SHSB will be sold to APSB free from all charges or liens or any encumbrances and with all rights attaching thereto.

6. Consideration

The consideration for the Disposal was arrived at on a "willing buyer-willing seller" basis.

7. Effects on Earnings and Net Tangible Assets

The Disposal is not expected to have a material effect on the earnings or net tangible assets of the Sime Darby Group for the financial year ending 30th June 2006.

8. Cost of Investment

The total cost of investment by SWH in SDT and SHSB is RM1.97 million. The disposal will result in an estimated gain on disposal to the Sime Darby Group of RM1.54 million.

9. Interests of Directors and Substantial Shareholders

Mr Daniel So Ming Fai, who is a director of SWH, SDT and SHSB, is also a director of APSB.

Mr Daniel So Ming Fai has abstained and will continue to abstain from all deliberations and voting on the Disposal at the meetings of the Board of Directors of SWH, SDT and SHSB.

Save as disclosed above, none of the other Directors or substantial shareholders of Sime Darby or persons connected to them has any interest, direct or indirect, in the Disposal.

10. Directors' Opinion

The Board of Sime Darby is of the opinion that the Disposal is fair and reasonable and is in the best interest of Sime Darby and its shareholders.

11. Expected completion date of the Disposal

Sime Darby envisages that the Disposal will be completed by 14th December 2005.

12. Documents for Inspection

The SPA is available for inspection at the registered office of Sime Darby at 21st Floor, Wisma

Sime Darby, Jalan Raja Laut, 50350 Kuala Lumpur during normal office hours from Mondays to Fridays (except public holidays) for a period of three months from the date of this announcement

This announcement is dated 20th September 2005

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by S DARBY on 23/09/2005 05:51:59 PM
Reference No SD-050919-A69B7

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	Sime Darby Berhad
* Stock name	:	SIME
* Stock code	:	4197
* Contact person	:	Nancy Yeoh Poh Yew
* Designation	:	Group Secretary

Particulars of substantial Securities Holder

* Name	:	Employees Provident Fund Board
* Address	:	Tingkat 23, Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
* NRIC/passport no/company no.	:	EPF ACT 1991
* Nationality/country of incorporation	:	Malaysia
* Descriptions(class & nominal value)	:	Ordinary shares of RM0.50 each
* Name & address of registered holder	:	

Employees Provident Fund Board
Tingkat 23, Bangunan KWSP
Jalan Raja Laut
50350 Kuala Lumpur
(Acquisition of 530,000 shares)

Amanah SSCM Asset Management Bhd.
(Disposal of 1,089,900 shares)

AmInvestment Management Sdn. Bhd.
(Disposal of 1,200,000 shares)

Nomura Asset Management (Singapore) Ltd.
(Acquisition of 500,000 shares)

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Disposed	* 05/09/2005	* 267,500	
Acquired	07/09/2005	400,000	
Acquired	08/09/2005	200,000	
Acquired	09/09/2005	200,000	
Acquired	12/09/2005	130,000	
Disposed	12/09/2005	822,400	
Disposed	12/09/2005	1,200,000	

Acquired	12/09/2005	100,000

* Circumstances by reason of which change has occurred : Purchase and sale of shares by the EPF Board
* Nature of interest : Direct
  Direct (units) : 350,047,805
  Direct (%) : 14.6
  Indirect/deemed interest (units) :
  Indirect/deemed interest (%) :
* Total no of securities after change : 350,047,805
* Date of notice : 12/09/2005

Remarks :
The notices of change in substantial shareholding were received from the Employees Provident Fund Board on 12th, 14th and 16th of September 2005.

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by S DARBY on 26/09/2005 05:15:16 PM
Reference No SD-050923-4C7C1

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : Sime Darby Berhad
* Stock name : SIME
* Stock code : 4197
* Contact person : Nancy Yeoh Poh Yew
* Designation : Group Secretary

Particulars of substantial Securities Holder
* Name : Employees Provident Fund Board
* Address : Tingkat 23, Bangunan KWSP
Jalan Raja Laut
50350 Kuala Lumpur
* NRIC/passport no/company no. : EPF ACT 1991
* Nationality/country of incorporation : Malaysia
* Descriptions(class & nominal value) : Ordinary shares of RM0.50 each
* Name & address of registered holder :
Nomura Asset Management (Singapore) Ltd.
(Acquisition of 500,000 shares)

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Acquired	* 16/09/2005	* 500,000	

* Circumstances by reason of which change has occurred : Purchase of shares by the EPF Board
* Nature of interest : Direct
Direct (units) : 350,547,805
Direct (%) : 14.62

Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
* Total no of securities after change	:	350,547,805
* Date of notice	:	16/09/2005
Remarks	:	

The notice of change in substantial shareholding was received from the Employees Provident Fund Board on 22nd of September 2005.

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by S DARBY on 26/09/2005 05:15:21 PM
Reference No SD-050923-4CC5E

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: Sime Darby Berhad
*	Stock name	: SIME
*	Stock code	: 4197
*	Contact person	: Nancy Yeoh Poh Yew
*	Designation	: Group Secretary

Particulars of substantial Securities Holder

*	Name	: Amanah Raya Nominees (Tempatan) Sdn. Bhd. - Skim Amanah Saham Bumiputera
*	Address	: Tingkat 4, Balai PNB 201-A, Jalan Tun Razak 50400 Kuala Lumpur
*	NRIC/passport no/company no.	: 434217-U
*	Nationality/country of incorporation	: Malaysia
*	Descriptions(class & nominal value)	: Ordinary shares of RM0.50 each
*	Name & address of registered holder	:

Amanah Raya Nominees (Tempatan) Sdn. Bhd. - Skim Amanah Saham Bumiputera
Tingkat 4, Balai PNB
201-A, Jalan Tun Razak
50400 Kuala Lumpur

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Disposed	* 16/09/2005	* 125,000,000	

* Circumstances by reason of which change has occurred : Sale of shares by the Company

* Nature of interest	:	Direct
Direct (units)	:	780,545,732
Direct (%)	:	32.55
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
* Total no of securities after change	:	780,545,732
* Date of notice	:	16/09/2005

Remarks :

The notice of change in substantial shareholding was received from Amanah Raya Nominees (Tempatan) Sdn. Bhd. - Skim Amanah Saham Bumiputera on 23rd of September 2005.

Form Version 2.0

Notice of Interest of Substantial Shareholder Pursuant to Form 29A of the Companies Act. 1965

Submitted by S DARBY on 26/09/2005 05:15:26 PM
Reference No SD-050923-53537

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: Sime Darby Berhad
*	Stock name	: SIME
*	Stock code	: 4197
*	Contact person	: Nancy Yeoh Poh Yew
*	Designation	: Group Secretary

Particulars of substantial Securities Holder

*	Name	: Permodalan Nasional Berhad
*	Address	: Tingkat 4, Balai PNB 201-A, Jalan Tun Razak 50400 Kuala Lumpur
*	NRIC/passport no/company no.	: 038218-X
*	Nationality/country of incorporation	: Malaysia
*	Descriptions(class & nominal value)	: Ordinary shares of RM0.50 each
*	Name & address of registered holder	:

Permodalan Nasional Berhad
Tingkat 4, Balai PNB
201-A, Jalan Tun Razak
50400 Kuala Lumpur

Date interest acquired & no of securities acquired

*	Date interest acquired	: 16/09/2005
	No of securities	: 198,328,000
*	Circumstances by reason of which Securities Holder has interest	: Purchase of shares by the company
*	Nature of interest	: Direct
	Price transacted (RM)	:
	Total no of securities after change	:
	Direct (units)	: 198,328,000
	Direct (%)	: 8.27
	Indirect/deemed interest (units)	:
	Indirect/deemed interest (%)	:
*	Date of notice	: 16/09/2005

Remarks :
The notice of interest was received from Permodalan Nasional Berhad on 22nd of September 2005.

Form Version 2.0

Notice of Interest of Substantial Shareholder Pursuant to Form 29A of the Companies Act. 1965

Submitted by S DARBY on 26/09/2005 05:15:28 PM
Reference No SD-050923-8B727

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: Sime Darby Berhad
*	Stock name	: SIME
*	Stock code	: 4197
*	Contact person	: Nancy Yeoh Poh Yew
*	Designation	: Group Secretary

Particulars of substantial Securities Holder

*	Name	: Yayasan Pelaburan Bumiputra
*	Address	: c/o Permodalan Nasional Berhad Tingkat 4, Balai PNB 201-A, Jalan Tun Razak 50400 Kuala Lumpur
*	NRIC/passport no/company no.	: 37113-P
*	Nationality/country of incorporation	: Malaysia
*	Descriptions(class & nominal value)	: Ordinary shares of RM0.50 each
*	Name & address of registered holder	:

Permodalan Nasional Berhad
Tingkat 4, Balai PNB
201-A, Jalan Tun Razak
50400 Kuala Lumpur

Date interest acquired & no of securities acquired

*	Date interest acquired	: 16/09/2005
	No of securities	: 198,328,000
*	Circumstances by reason of which Securities Holder has interest	: Purchase of shares by the company
*	Nature of interest	: Indirect interest
	Price transacted (RM)	:
	Total no of securities after change	:
	Direct (units)	:
	Direct (%)	:
	Indirect/deemed interest (units)	: 198,328,000
	Indirect/deemed interest (%)	: 8.27
*	Date of notice	: 16/09/2005

Remarks :
The notice of interest was received from Yayasan Pelaburan Bumiputra on 22nd of September 2005.

Form Version 2.0

General Announcement

Submitted by S DARBY on 26/09/2005 05:34:53 PM
Reference No SD-050926-2465D

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	Sime Darby Berhad
* Stock name	:	SIME
* Stock code	:	4197
* Contact person	:	Nancy Yeoh Poh Yew
* Designation	:	Group Secretary

* Type	:	○ Announcement ● Reply to query
Query letter by KLSE reference no.	:	CY-050923-43362

* Subject :
Article entitled : "Sime Engineering up 75% in just three days"

* Contents :-

We refer to the letter from Bursa Malaysia Securities Berhad ("BMSB") to Sime Darby Berhad ("Sime Darby" or "the Company") dated 23rd September 2005 and the news article appearing in page 5 of the StarBiz section in The Star on Friday, 23rd September 2005 on "...market talk that the company would be privatised by parent Sime Darby Bhd.".

Sime Darby wishes to advise that, presently, it does not have any plans to privatise Sime Engineering Services Berhad.

This announcement is dated 26th September 2005.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Form Version 2.0

General Announcement

Submitted by S DARBY on 29/09/2005 05:13:00 PM
Reference No SD-050922-57066

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	Sime Darby Berhad
* Stock name	:	SIME
* Stock code	:	4197
* Contact person	:	Nancy Yeoh Poh Yew
* Designation	:	Group Secretary

* Type : ● Announcement ○ Reply to query

* Subject :
NOTICE OF ANNUAL GENERAL MEETING

* Contents :-

The Board of Directors of Sime Darby Berhad is pleased to advise that the Twenty-Seventh Annual General Meeting of the Company will be held at the Sabah Room, Basement II, Shangri-La Hotel, 11 Jalan Sultan Ismail, 50250 Kuala Lumpur, Malaysia on Tuesday, 25th October 2005 at 11.30 a.m.

The notice of the said meeting is attached.

SDB AGM Notice- Eng.pdf

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Sime Darby Berhad

(Company No: 41759-M)
(Incorporated in Malaysia)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Twenty-Seventh Annual General Meeting of Sime Darby Berhad will be held at Sabah Room, Basement II, Shangri-La Hotel, 11 Jalan Sultan Ismail, 50250 Kuala Lumpur, Malaysia on Tuesday, 25th October 2005 at 11.30 a.m. for the following purposes:-

AS ORDINARY BUSINESS

a. To receive the Directors' Report and the Financial Statements for the year ended 30th June 2005 and the Auditors' Report thereon. (Resolution 1)

b. To declare a final dividend for the year ended 30th June 2005. (Resolution 2)

c. To consider and, if thought fit, pass the following resolutions pursuant to Section 129(6) of the Companies Act, 1965:-

(i) "That, pursuant to Section 129(6) of the Companies Act, 1965, Tunku Tan Sri Dato' Seri Ahmad bin Tunku Yahaya be re-appointed a Director of the Company to hold office until the conclusion of the next Annual General Meeting." (Resolution 3)

(ii) "That, pursuant to Section 129(6) of the Companies Act, 1965, Michael Wong Pakshong be re-appointed a Director of the Company to hold office until the conclusion of the next Annual General Meeting." (Resolution 4)

(iii) "That, pursuant to Section 129(6) of the Companies Act, 1965, Raja Tan Sri Muhammad Alias bin Raja Muhammad Ali be re-appointed a Director of the Company to hold office until the conclusion of the next Annual General Meeting." (Resolution 5)

d. To re-elect the following Director:-
Tan Sri Abu Talib bin Othman (Resolution 6)

e. To re-appoint PricewaterhouseCoopers as Auditors of the Company and to authorise the Directors to fix their remuneration. (Resolution 7)

AS SPECIAL BUSINESS

f. To consider and, if thought fit, pass the following Ordinary Resolution:-

Authority to Allot and Issue Shares pursuant to Section 132D of the Companies Act, 1965

"That, subject always to the Companies Act, 1965, the Articles of Association of the Company and the approvals of the relevant governmental/regulatory authorities, the Directors be and are hereby authorised, pursuant to Section 132D of the Companies Act, 1965, to allot and issue shares in the Company at any time until the conclusion of the next Annual General Meeting and upon such terms and conditions and for such purposes as the Directors may, in their absolute discretion, deem fit provided that the aggregate number of shares to be issued does not exceed ten per centum of the issued share capital of the Company for the time being." (Resolution 8)

g. To consider and, if thought fit, pass the following Ordinary Resolution:-

Proposed Share Buy-back

"That, subject to compliance with the Companies Act, 1965 and all other applicable laws, guidelines, rules and regulations, approval be and is hereby given to the Company to utilise up to an amount not exceeding RM1 billion from the retained profits and share premium account of the Company, to purchase such amount of ordinary shares of RM0.50 each in the Company as may be determined by the Directors of the Company from time to time through Bursa Malaysia Securities Berhad upon such terms and conditions as the Directors may deem fit and expedient in the interests of the Company provided that the aggregate number of shares to be purchased and/or held pursuant to this resolution does not exceed ten per centum of the issued and paid-up ordinary share capital of the Company;

And that an amount not exceeding a total of RM1 billion, out of the Company's retained profits and share premium account be allocated for the proposed share buy-back, using internally generated funds;

And that such authority shall commence upon the passing of this resolution, until the conclusion of the next Annual General Meeting of the Company, or the expiry of the period within which the next Annual General Meeting is required by law to be held at which time the resolution shall lapse, or until the authority is revoked or varied by Ordinary Resolution of the shareholders of the Company in general meeting, whichever occurs first;

And that authority be and is hereby given to the Directors of the Company to decide in their discretion to retain the ordinary shares in the Company so purchased by the Company as treasury shares and/or to cancel them and/or to resell them and/or to distribute them as share dividends;

And that authority be and is hereby given to the Directors of the Company to take all such steps as are necessary (including the appointment of stockbroking firms and the opening and maintaining of Central Depository Accounts designated as Share Buy-back Accounts) and to enter into any agreements, arrangements and guarantees with any party or parties to implement, finalise and give full effect to the aforesaid with full powers to assent to any conditions, modifications, variations and/or amendments (if any) as may be imposed by the relevant authorities." (Resolution 9)

h. To consider and, if thought fit, pass the following Ordinary Resolution:-

Proposed Shareholders' Mandate for Recurrent Related Party Transactions

"That, subject to the Companies Act, 1965, the Memorandum and Articles of Association of the Company and the Listing Requirements of Bursa Malaysia Securities Berhad, approval be and is hereby given to the Company and/or its subsidiary companies to enter into all arrangements and/or transactions involving the interests of Directors, major shareholders or persons connected with the Directors and/or major shareholders of the Company and/or its subsidiary companies ("Related Parties") as specified in Section 2.1 of the Circular to Shareholders dated 30th September 2005, provided that such arrangements and/or transactions are:-

(i) recurrent transactions of a revenue or trading nature;

(ii) necessary for the day-to-day operations

(iii) carried out in the ordinary course of business on normal commercial terms which are not more favourable to the Related Parties than those generally available to the public; and

(iv) are not to the detriment of the minority shareholders

(the "Mandate");

And that the Mandate, unless revoked or varied by the Company in a general meeting, shall continue in force until the conclusion of the next Annual General Meeting of the Company or the expiration of the period within which the next Annual General Meeting is required to be held pursuant to Section 143(1) of the Companies Act, 1965 (but shall not extend to such extensions as may be allowed pursuant to Section 143(2) of the Act);

And further that the Directors of the Company be authorised to complete and do all such acts and things (including executing all such documents as may be required) as they may consider expedient or necessary to give effect to the Mandate." (Resolution 10)

By Order of the Board

Yeoh Poh Yew, Nancy
Group Secretary

Kuala Lumpur
30th September 2005

Note

A member of the Company entitled to attend and vote at this meeting is also entitled to appoint one or more proxies to attend and vote in his stead. A proxy need not be a member of the Company. A Form of Proxy has been sent to members and should be completed and deposited at the office of the Share Registrar of the Company not less than 48 hours before the time fixed for the meeting.

EXPLANATORY NOTES ON SPECIAL BUSINESSES

(1) **Authority to Allot and Issue Shares pursuant to Section 132D of the Companies Act, 1965**

The Company continues to consider opportunities to broaden the operating base and earnings potential of the Company. If any of the expansion/diversification proposals involves the issue of new shares, the Directors, under present circumstances, would have to convene a general meeting to approve the issue of new shares even though the number involved may be less than ten per centum of the issued capital.

In order to avoid any delay and costs involved in convening a general meeting to approve such issue of shares, it is thus considered appropriate that the Directors be empowered, as proposed in Resolution 8, to allot and issue shares in the Company, up to an amount not exceeding in total ten per centum of the issued share capital of the Company for the time being, for such purpose. This authority, unless revoked or varied at a general meeting, will expire at the conclusion of the next Annual General Meeting of the Company.

(2) **Proposed Share Buy-back**

The proposed Resolution 9, if passed, will empower the Directors to purchase the Company's shares of up to ten per centum of the issued and paid-up share capital of the Company by utilising the funds allocated out of the retained profits and the share premium account of the Company. This authority, unless revoked or varied at a general meeting, will expire at the conclusion of the next Annual General Meeting of the Company.

Based on the Company's audited financial statements for the year ended 30th June 2005, the Company's retained profits and share premium account stood at RM994.4 million and RM2,670.9 million respectively.

(3) **Proposed Shareholders' Mandate for Recurrent Related Party Transactions**

The proposed Resolution 10, if passed, will enable the Company and/or its subsidiaries to enter into recurrent transactions involving the interests of Related Parties, which are of a revenue or trading nature and necessary for the Group's day-to-day operations, subject to the transactions being carried out in the ordinary course of business and on terms not to the detriment of the minority shareholders of the Company.

Further information on the Proposed Share Buy-back and the Proposed Shareholders' Mandate for Recurrent Related Party Transactions is set out in the Share Buy-back Statement and Circular to Shareholders dated 30th September 2005, despatched together with the Company's 2005 Annual Report.

Form Version 2.0

General Announcement

Submitted by S DARBY on 30/09/2005 06:03:28 PM
Reference No SD-050927-52637

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: Sime Darby Berhad
*	Stock name	: SIME
*	Stock code	: 4197
*	Contact person	: Nancy Yeoh Poh Yew
*	Designation	: Group Secretary

* Type : ● Announcement ○ Reply to query

* Subject :
Disposal of Sime Darby Marketing Sdn. Bhd.

* Contents :-

Sime Darby Berhad ("Sime Darby") wishes to announce that its wholly-owned subsidiary, Sime Malaysia Region Berhad ("SMRB"), had on 30th September 2005 entered into a Sale and Purchase Agreement ("SPA") with Petra Foods Limited ("PFL") for the disposal of its entire 100% equity interest in Sime Darby Marketing Sdn. Bhd. ("SDM"), for a total sale consideration of RM1.00.

As at 30th June 2005, SDM had a net asset value of negative RM5,212,000. Pursuant to the SPA, SMRB will waive and/or capitalise such portion of the loan of RM10,000,000 owing to it by SDM into ordinary shares of RM1.00 each so that the net asset value of SDM as at 30th September 2005 will be zero. The remaining amount not waived and/or capitalised will be repaid to SMRB by PFL.

The current issued and paid-up share capital of SDM is RM750,000 divided into 750,000 ordinary shares of RM1.00 each. The shares to be disposed of by SMRB to PFL will also include such number of shares which may be issued to SMRB pursuant to the aforementioned capitalisation, if applicable, without any change to the total sale consideration of RM1.00.

SDM is principally involved in the business of marketing and distribution of pharmaceutical, veterinary and consumer products. Upon completion of the disposal, SDM will cease to be a subsidiary of Sime Darby.

The above disposal of shares is not expected to have a material effect on the earnings or net tangible assets of the Sime Darby Group for the year ending 30th June 2006. None of the directors or substantial shareholders of Sime Darby or persons connected to them has any interest, direct or indirect, in the said disposal.

This announcement is dated 30th September 2005.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement: